EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(Dollars in thousands, except share amounts)
(Unaudited)

	Three Months Ended
	December 31, 2009	December 31, 2008
	(Restated)
Net Income	$(5,086)	$975
Weighted average common shares outstanding for computation of basic EPS	12,613,083	12,685,436
Dilutive common-equivalent shares	8,403	20,527
Weighted average common shares for computation of diluted EPS	12,621,486	12,705,963

Earnings per common share:
Basic	$(0.40)	$0.08
Diluted	$(0.40)	$0.08

At December 31, 2009 and 2008, there were 620,525 and 255,525 options outstanding, respectively, that were not included in diluted earnings per share, as the shares were anti-dilutive.